Exhibit 12(b)


			      XEROX CORPORATION
	       COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

				(In Millions)

			 Nine Months ended
			    September 30,        Year ended December 31,

			     1995   1994   1994  1993(*) 1992    1991    1990
Fixed charges:
  Interest expense          $ 620  $ 541  $ 732   755  $  788   $ 758   $ 799
  Rental expense              134    144    190   201     208     206     191
    Total fixed charges
       before capitalized
       interest               754    685    922   956     996     964     990
  Capitalized interest          -      2      2     5      17       3       -
    Total fixed charges     $ 754  $ 687  $ 924   961  $1,013   $ 967  $  990

Earnings available for fixed
  charges:
  Earnings (**)            $1,163  $ 959 $1,558  (227)  $ 192   $ 939  $1,116
  Less undistributed
      income in minority
      owned companies         (99)   (58)   (54)  (51)    (52)    (70)    (60)
  Add fixed charges before
      capitalized interest    754     685    922   956    996     964     990
  Total earnings available
      for fixed charges    $1,818  $1,586 $2,426   678 $1,136  $1,833  $2,046

Ratio of earnings to
  fixed charges (1)(2)       2.41    2.31   2.63  0.71   1.12    1.90    2.07


(1) The ratio of earnings to fixed charges has been computed based on Xerox' continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest, by total fixed charges. Fixed charges consist of interest, including capitalized interest, and one-third of rent expense as representative of the interest portion of rentals. Debt has been assigned to discontinued operations based on the net assets of the discontinued operations and debt to equity ratios that existed at the time the assets were acquired. Management believes that this allocation method is reasonable. The discontinued operations consist of Xerox' real estate development and related financing operations and its third-party financing and leasing businesses, and Other Financial Services businesses.

(2) Xerox' ratio of earnings to fixed charges includes the effect of the Xerox' finance subsidiaries which primarily finance Xerox equipment. Due to the nature of their operations, financing traditionally operate at lower earnings to fixed charge ratio levels than do non-financing businesses.

(12)
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							      Exhibit 12(b)
								   (Cont'd)



(*) 1993 earnings were inadequate to cover fixed charges. The coverage deficiency was $238 million.


(**) Sum of "Income before Income Taxes, Equity Income and Minorities
     Interests" from Document Processing; "Income (loss) before Income Taxes" from Insurance and "Equity in Net Income of Unconsolidated Affiliates."






































(13)
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